Aviat Networks Clears the Air Regarding Ceragon Networks Shareholder Communication
Corrects Ceragon’s mischaracterizations of Aviat’s acquisition proposal, financing commitments, and director nominations
Reiterates commitment to completing transaction and provides roadmap to the path forward
AUSTIN, Texas – July 21, 2022 – Aviat Networks, Inc. (NASDAQ: AVNW) (“Aviat”), the leading expert in wireless transport solutions, today sent a letter to shareholders of Ceragon Networks Ltd. (NASDAQ: CRNT) (“Ceragon” or “the Company”), in response to the numerous false and misleading claims Ceragon’s Board and management team recently made regarding Aviat’s premium acquisition proposal and the upcoming Extraordinary Meeting of Shareholders (“the Meeting” or “EGM”). The Meeting will be held on August 23, 2022 at 4:00 PM (Israel time), at the offices of the Company, Nitzba City, Plot 300, Uri Ariav Street, Bldg. A, 7th floor, Rosh Ha’ayin, Israel. Shareholders do not have to be present in person to vote their shares at the meeting.
Dear fellow Ceragon shareholders:
You have a clear choice ahead: One path, a vote FOR our proposals on Aviat’s GOLD proxy card, leads to immediate value at a premium for your Ceragon shares through a combination with Aviat. The other likely leads to continued underperformance and execution risk. Ceragon’s Board seek to obscure the truth about Aviat’s premium acquisition proposal and your opportunity to elect new directors who will actively pursue greater shareholder value.
We want to clear the air on just three of Ceragon’s many misleading, false, or unfair assertions.
1.Ceragon is not telling the truth about Aviat’s ability to finance its proposed transaction or about its excessive demands.
Contrary to Ceragon’s false claims, Aviat provided clear proof of its ability to finance the proposed $2.80 per share cash transaction. On June 3, Aviat provided Ceragon’s Board with copies of highly confident financing letters from three well-regarded financial institutions. Aviat agreed to provide binding commitment letters prior to signing an agreed upon transaction. Ceragon’s insistence for fully committed financing before even entering into negotiations or due diligence is an off-market and unorthodox demand intended to stonewall the process. Such commitment letters typically are entered into just prior to signing the definitive merger agreement. Ceragon’s questioning not only Aviat but three financial institutions is an effort to mislead you about the certainty of the transaction and to discourage you from voting for directors who will give it proper consideration.
Look at the facts: Aviat has zero long-term debt on its balance sheet and is cash flow positive. By contrast, Ceragon doubled its debt and produced negative free cash flow in its last fiscal year.
Ceragon is also misleading you about a break-up fee. Aviat proposed completely customary market terms for a break-up fee when we met with Ceragon’s Chairman. Aviat agreed that it would pay a termination fee in the unlikely event that, despite the binding commitments, it was unable to consummate the transaction. In response, Ceragon advised that before they would have any negotiations with Aviat, Aviat would have to agree to a break-up fee of ~$60 million on a $235 million transaction, or roughly 25%, far more than is customary.
Ceragon further demanded that if it were to terminate the agreement with Aviat because of a post-signing superior proposal, Ceragon should be permitted to do so without the payment of any termination fee, which is contrary to market practice. We believe that requiring such unorthodox and off-market provisions as preconditions to engagement are attempts by Ceragon to create obstacles to a transaction, and are not the actions of responsible fiduciaries trying to maximize shareholder value. Ceragon’s Board is hiding behind these pretexts to avoid genuine engagement with Aviat regarding a transaction that would deliver immediate value to Ceragon’s shareholders.
2.Ceragon mispresents what its own Articles say regarding the ability of shareholders like Aviat to nominate and elect directors.
Ceragon also seeks to confuse and discourage shareholders from supporting Aviat’s five highly-qualified and independent nominees by advancing a dubious and convoluted legal theory that misinterprets the Company’s own Articles of Association to argue that shareholders are only entitled to elect three of Aviat’s nominees. We believe that Ceragon’s claims are misleading and a further demonstration of the Board’s willingness to overlook the best interests of their shareholders and entrench themselves in office.
Ceragon’s Board is trying to restrict your ability to take actions which you are entitled to take at a shareholder meeting, in order to maintain their own control of the Company. This paternalistic attitude now manifests itself in a strained legal interpretation of the Company’s Articles. The Israeli Companies Law and the Articles specifically allow Ceragon shareholders to elect new directors at the upcoming EGM. Ceragon’s position essentially reads into Article 41 of its Articles a limitation that the vacancies to be filled must be “newly created.” However, the Article itself speaks of “any vacancies,” and the Article does not support Ceragon’s position. Ask yourself are these the actions of a Board seeking to maximize shareholder value, or are they the actions of a Board seeking to rig an election to keep themselves in control? If Ceragon’s shareholders vote in favor of all five of Aviat’s nominees and Ceragon attempts to deny two of them a seat on the Board, Aviat will seek immediate injunctive relief to correct such wrongdoing.
Aviat strongly encourages Ceragon shareholders to disregard the Ceragon Board’s manufactured legal position and blatant violation of their fiduciary duties by electing all five of Aviat’s nominees at the EGM. Once elected, we are confident that all five directors will be seated on the Ceragon Board, and that the Board will then have the independence to evaluate Aviat’s proposal and the best way to create value for shareholders.
3.Ceragon has done everything possible to avoid striking a deal with Aviat that would benefit Ceragon’s shareholders.
Ceragon now claims that it is “willing to transact with Aviat or any other party that delivers full, fair and certain value to our shareholders.” But the Ceragon Board’s own actions reveal that those are empty words.
For the past year, Aviat has attempted to negotiate a premium transaction, secured financing assurances from multiple lenders, sought to engage the Board on multiple occasions, and traveled to Israel to attempt to negotiate in good faith. We agreed that the transaction would only be entered into with binding financing commitments, we agreed that we would pay a reasonable termination fee in the remote chance that the financing commitments were not honored, and we agreed that if after signing, Ceragon were presented with a superior proposal, they could terminate our transaction, subject only to abiding by customary matching rights and paying a market standard termination fee. And Ceragon still refused to engage in discussions.

Instead, Ceragon’s Board and management have derailed any possibility of negotiations, hoping that Aviat would quietly go away and Ceragon’s shareholders would never learn about Aviat’s premium offers.
The facts speak for themselves:

THE CERAGON SLOW WALK

Aviat approached Ceragon in May 2021 to discuss a potential transaction.

After delaying until July 2021, Ceragon's Chairman, Zohar Zisapel, blocked Aviat from communicating with Ceragon CEO Doron Arazi, claiming that Aviat could not speak with him because he was new to his role.

We followed up in October 2021, three months later, to again try to meet with Mr. Arazi.

Mr. Zisapel said that he was too "busy."

After patiently waiting, Aviat made an initial offer in November 2021.

Ceragon refused to engage, on the grounds that external factors were impacting Ceragon's short-term market price, and that the Company would see its value increase as the result of yet-to-be-made-public internal initiatives.

The Company's ~33% decline in the seven and a half months since we made this initial proposal demonstrates how that position was markedly erroneous.

Aviat again made an offer to Ceragon in April 2022.

Ceragon took an entire month to respond.

Aviat's Chairman and CEO traveled to Israel in June 2022 to discuss our offer in person.

When met with resistance, Aviat asked Ceragon directly what price they would accept.

Although the Ceragon Board now claims to be willing to enter a transaction that “delivers full, fair and certain value” to shareholders, you should understand that they (1) declined even to name a price and indicated that it would take two months to determine one and (2) established off-market conditions precedent to having any substantive discussions, as described above. You should be frustrated by your Board’s delay tactics that have only resulted in loss of value.
Mr. Zisapel, Ceragon’s Chairman, tried in October 2021 to interest us in a potential acquisition by Aviat of one of his private portfolio companies, with an asking price ranging between $150 million and $200 million. Perhaps Mr. Zisapel believes that his own interests (not yours) will be best served if Aviat acquired this portfolio company, rather than Ceragon. Given that Mr. Zisapel was pushing for an Aviat acquisition of his own portfolio company, it is clear that he does have confidence in Aviat’s ability to finance and complete a transaction.
Ceragon would have you believe that Aviat’s proposal is “not a real offer.” After many months of attempts to engage in negotiations for a friendly transaction, only to be shunned by Ceragon’s Board at every turn, Aviat had little choice but to bring our offer directly to your attention. Do you really think Aviat would invest in this extraordinary course if it wasn’t fully confident that it could finance a transaction? What is not “real” is Ceragon’s Board’s protestations that it is open to negotiations and trying to achieve the best value for its shareholders. There should be no question: Aviat is committed to this transaction, we have the financing capability to complete it, and we see a clear path forward.
Given the Ceragon Board’s continued refusal to engage in discussions, that path relies on your support to remove three of Ceragon’s entrenched and biased directors and vote for all five of the Aviat nominees at the upcoming Meeting. The newly constituted Board, with the addition of independent and highly qualified directors, would then review Aviat’s acquisition proposal, appropriately and in accordance with its fiduciary duties, and determine if Ceragon should negotiate towards a friendly transaction with Aviat. We firmly believe that an unbiased, independent Board will recognize the clear strategic rationale for this combination and the certain value it will provide to Ceragon shareholders. Leading analysts recognize that value and overwhelmingly support a combination of Aviat and Ceragon1:
Alex Henderson and Matt Dezort of Needham & Company: “Much Better Together: Aviat and Ceragon combined would bring together strong technology, represent a larger US market share, and benefit from better scale, and better penetration of Enterprise and Government markets. We have told both management teams a merger makes strategic sense.”
George Iwanyc of Oppenheimer & Co.: “Bottom Line: We view Aviat's offer positively for Ceragon and see potential value in combining the two companies.”
Scott W. Searle of Roth Capital Partners: “Potentially hugely accretive… We estimate that financed with debt and with fully recognized cost synergies that the combined entity could conservatively generate EPS 30%+ above current model expectations.”
Tim Savageaux of Northland Capital Markets: “We see multiple strategic, with a very complimentary mix of private vs carrier and US vs Intl exposures, and financial positives from the proposed deal, reflected only in small part in our increased PT, with revenue and COGS synergies likely beyond the $35M in annual cost savings the company is targeting.”
Whether you own many shares or only a few, your vote is important and your voice should be heard. Please immediately complete and return Aviat's GOLD proxy card, voting FOR our proposals to remove three directors from the Ceragon Board and elect all five of the Aviat nominees. Should you receive a white proxy card from Ceragon, please do not sign and return it. Instead, discard any white proxy cards you may receive.
Sincerely,
Peter A. Smith
Aviat Networks
President and Chief Executive Officer
About Aviat Networks, Inc.
Aviat Networks, Inc. is the leading expert in wireless transport solutions and works to provide dependable products, services and support to its customers. With more than one million systems sold into 170 countries worldwide, communications service providers and private network operators including state/local government, utility, federal government and defense organizations trust Aviat with
1 Permission to use quotations was neither sought nor obtained.

their critical applications. Coupled with a long history of microwave innovations, Aviat provides a comprehensive suite of localized professional and support services enabling customers to drastically simplify both their networks and their lives. For more than 70 years, the experts at Aviat have delivered high-performance products, simplified operations, and the best overall customer experience. Aviat Networks is headquartered in Austin, Texas. For more information, visit www.aviatnetworks.com or connect with Aviat Networks on Twitter, Facebook and LinkedIn.
Forward-Looking Statements
The information contained in this document includes forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such statements include, without limitations, statements regarding the proposed transaction between Aviat and Ceragon, the results of the requested extraordinary general meeting of shareholders of Ceragon, Ceragon’s actions in connection therewith, and any potential related litigation. All statements, trend analyses and other information contained herein regarding the foregoing beliefs and expectations, as well as about the markets for the services and products of Aviat and trends in revenue, and other statements identified by the use of forward-looking terminology, including, without limitation, "anticipate," "believe," "plan," "estimate," "expect," "goal," "will," "see," "continue," "delivering," "view," and "intend," or the negative of these terms or other similar expressions, constitute forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, forward-looking statements are based on estimates reflecting the current beliefs, expectations and assumptions of the senior management of Aviat regarding the future of its business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Such forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Forward-looking statements should therefore be considered in light of various important factors, including those set forth in this document. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include the following:
the impact of COVID-19 on our business, operations and cash flows;

continued price and margin erosion as a result of increased competition in the microwave transmission industry;

our ability to realize the anticipated benefits of any proposed or recent acquisitions, including our proposed transaction with Ceragon, within the anticipated timeframe or at all, including the risk that proposed or recent acquisitions will not be integrated successfully;

the results of the extraordinary general meeting of Ceragon’s shareholders;

the impact of the volume, timing, and customer, product, and geographic mix of our product orders;

the timing of our receipt of payment for products or services from our customers;

our ability to meet projected new product development dates or anticipated cost reductions of new products;

our suppliers’ inability to perform and deliver on time as a result of their financial condition, component shortages, the effects of COVID-19 or other supply chain constraints;

the effects of inflation and the timing and extent of changes in the prices and overall demand for and availability of our inputs;

customer acceptance of new products;

the ability of our subcontractors to timely perform;

weakness in the global economy affecting customer spending;

retention of our key personnel;

our ability to manage and maintain key customer relationships;

uncertain economic conditions in the telecommunications sector combined with operator and supplier consolidation;

our failure to protect our Intellectual property rights or defend against Intellectual property infringement claims by others;

the results of our restructuring efforts;

the ability to preserve and use our net operating loss carryforwards;

the effects of currency and interest rate risks;

the effects of current and future government regulations, including the effects of current restrictions on various commercial and economic activities in response to the COVID-19 pandemic;

general economic conditions, including uncertainty regarding the timing, pace and extent of an economic recovery in the United States and other countries where we conduct business;

the conduct of unethical business practices in developing countries;

the impact of political turmoil in countries where we have significant business;

the impact of tariffs, the adoption of trade restrictions affecting our products or suppliers, a United States withdrawal from or significant renegotiation of trade agreements, the occurrence of trade wars, the closing of border crossings, and other changes in trade regulations or relationships; and

Aviat’s ability to implement our stock repurchase program or the extent to which it enhances long-term stockholder value.

For more information regarding the risks and uncertainties for Aviat’s business, see "Risk Factors" in Aviat’s Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission ("SEC") on August 25, 2021 as well as other reports filed by Aviat with the SEC from time to time. Aviat does not undertake any obligation to update publicly any forward-looking statement, whether written or oral, for any reason, except as required by law, even as new information becomes available or other events occur in the future.
Additional Information
This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer or sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933 or an exemption therefrom.
In connection with any transaction between Aviat and Ceragon that involves the issuance of Aviat shares to the Ceragon shareholders, Aviat will file a registration statement with the SEC. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT, ANY AMENDMENTS THERETO AND OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION. Investors will also be able to obtain copies of the registration statement and other documents containing important information about each of the companies once such documents are filed with the SEC, without charge, at the SEC's web site at www.sec.gov.

Investor Contacts
Aviat Networks
Andrew Fredrickson
+1-408-501-6214
andrew.fredrickson@aviatnet.com

Okapi Partners LLC
Bruce Goldfarb / Chuck Garske / Teresa Huang
+1-212-297-0720
info@okapipartners.com

Media Contact
Abernathy MacGregor
Sydney Isaacs / Jeremy Jacobs
+1-212-371-5999
sri@abmac.com / jrj@abmac.com